

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Victor Nkansa
Chief Financial Officer
Xtra-Gold Resources Corp.
Monte Carlo #7
Paradise Island
Nassau, Bahamas

> **Re: Xtra-Gold Resources Corp.**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 333-139037**

Dear Victor Nkansa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2022

Updated Mineral Resource Estimate, page 26

1. We note you have provided a cut-off grade estimate with your resource disclosure. Please modify your filing to provide all the necessary parameters to prepare this calculation, such as the gold price used, metallurgical recovery, operating costs (Mining, Processing, and G&A) and discuss the calculation methodology in your text. See Item 1304 (f)(1) of Regulation S-K. In addition, your statement your resources have reasonable expectations of eventual economic extraction does not conform to the S-K 1300 definition of the cut-off grade. Please revise.

Item 16F. Changes in Registrants Certifying Accountant, page 83

2. We note that you changed your auditors from Harbourside CPA to BF Borgers CPA PC during the financial year ended 2022 and changed from RBSM LLP to Harbourside CPA

during the financial year ended 2021. Please amend your filing to provide the applicable disclosures required by Item 16F of Form 20-F.

Exhibit 1.5
Mineralization and Deposits, page E-55

3. Please have your QP modify your filing and provide a geologic cross section of the local geology as required by Item 601(B)(96)(iii)(b)(6)(iii) of Regulation S-K.

Sample Preparation and Analytical Method, page E-122

4. Please have your QP modify your filing and provide your QP's opinion as to adequacy of your sample preparation, security, and analytical procedures. See Item 601(B)(96)(iii)(b)(8)(iv) of Regulation S-K.

Mineral Processing and Metallurgical Testing, page E-128

5. Please have your QP modify your filing and provide your QP's opinion on the adequacy of the metallurgical data, and test work with a statement of recoveries related to your salable products. See Item 601(b)(iii)(B)(10)(iv) and (v) of Regulation S-K.

Reasonable Prospects for Eventual Extraction, page E-149

6. We note you have provided a cut-off grade estimate with your resource disclosure, but are unable to verify this estimate with the information provided. Please have your QP modify your filing and discuss the cut-off grade calculation methodology in your report. See Item 601(b)(iii)(B)(11) of Regulation S-K. In addition, your statement your resources have reasonable prospects for eventual economic extraction does not conform to the S-K 1300 definition of the cut-off grade. Please revise.

Mineral Resource Reporting, page E-155

7. Please have your QP modify your filing and provide your QP's opinion on whether all issues regarding relevant factors that influence the prospects of economic extraction can be resolved with further work as required by Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

Exhibit 99.1 Annual Financial Statements for the year ended December 31, 2022
Report of Independent Registered Public Accounting Firm, page 1

8. Please amend your filing to include an audit report for the last three financial years ended December 31, 2022. Refer to Item 8.A.2. of Form 20-F and the related instructions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Brian McAllister at (202) 551-3341 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation